Exhibit 4.2

FIRST AMENDMENT TO RIGHTS AGREEMENT

     This First Amendment to Rights Agreement (this “Amendment”), dated as of April 1, 2005, by and between AGERE SYSTEMS INC., a Delaware corporation (the “Company”) and THE BANK OF NEW YORK (“BNY”), amends the Rights Agreement, dated as of March 26, 2001, by and between the Company and BNY (the “Rights Agreement”).

W I T N E S S E T H

     WHEREAS, the Company and BNY previously entered into the Rights Agreement, pursuant to which the BNY was appointed to serve as the Rights Agent under the Rights Agreement; and

     WHEREAS, the Company desires to amend the Rights Agreement in certain respects; and

     WHEREAS, BNY desires to resign as Rights Agent under the Rights Agreement.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

     Section 1. Amendment of Rights Agreement. Section 21 of the Rights Agreement is hereby amended, effective as of the date hereof, by deleting the sentence that begins on line one of page 43 with “Any successor Rights Agent...” and ends on line 12 of page 43 with “...combined capital and surplus of at least $50 million.” and replacing such sentence with the following sentence:

“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be: (a) a corporation, limited liability company or trust company (or similar form of entity under the laws of any state of the United States or a foreign jurisdiction) authorized to conduct business under the laws of the United States or any state of the United States, which is authorized under such laws to exercise corporate trust, fiduciary or stockholder services powers and is subject supervision or examination by a federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $25,000,000; or (b) an Affiliate controlled by a corporation, limited liability company or entity described in clause (a) of this sentence.”

     Section 2. Resignation of Rights Agent. BNY hereby resigns, effective at 12:01 a.m., April 4, 2005, as Rights Agent under the Rights Agreement and the Company hereby accepts such resignation.

     Section 3. Waiver of Prior Written Notice. The Company and BNY each waive any requirements of prior written notice of a change of the Rights Agent under the Rights Agreement.

     Section 4. Status of Amendment. The Company confirms that (a) no person has become an Acquiring Person (as defined in the Rights Agreement) and thus no approval of this

Amendment by any holder of Rights (as defined in the Rights Agreement) is required under Section 27 of the Rights Agreement; and (b) the Distribution Date (as defined in the Rights Agreement) has not occurred and thus no notice of the change of Rights Agent is required to be sent to the holders of Rights Certificates (as defined in the Rights Agreement) under Section 21 of the Rights Agreement.

     Section 4. Rights Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. Except as set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

     Section 5. Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the parties hereto have caused this First Amendment to Rights Agreement to be duly executed by the authorized officer named below to be effective as of the date hereof.

AGERE SYSTEMS INC.
By /s/ John W. Gamble, Jr.
Its EVP and CFO

THE BANK OF NEW YORK
By /s/ James Kiszka
Its Vice President